4.1

FIRST SUPPLEMENTAL INDENTURE

This First Supplemental Indenture, dated as of August 15, 2005 (this “Supplemental Indenture”), between MQ Associates, Inc. (the “Company”) and Wachovia Bank, National Association, as Trustee under the Indenture referred to below.  Unless otherwise specified, capitalized terms used in this Supplemental Indenture have the meanings assigned to them in the Indenture.

WITNESSETH:

WHEREAS, the Company and the Trustee have heretofore executed and delivered an Indenture, dated as of August 24, 2004 (the “Indenture”), providing for the issuance of an aggregate principal amount at maturity of $136,000,000 of the Company’s 12¼% Senior Discount Notes due 2012 (the “Securities”);

WHEREAS, pursuant to Section 9.2 of the Indenture, (i) the Company and the Trustee may amend the Indenture (subject to certain exceptions) with the written consent of the Holders of at least a majority in principal amount at maturity of the Securities then outstanding, and (ii) compliance with the provisions of the Indenture may be waived (subject to certain exceptions) with the written consent of the Holders of at least a majority in principal amount at maturity of the Securities then outstanding (in both cases, the “Requisite Consents”);

WHEREAS, the Company has solicited the consent of the Holders of Securities as of July 29, 2005 (the “Record Date”) to the Waiver and Proposed Amendments (as such terms are defined below) upon the terms and subject to the conditions set forth in the Consent Solicitation Statement and the related Letter of Consent and Release, each dated July 29, 2005 (together, as amended, supplemented or modified from time to time, the “Consent Solicitation”);

WHEREAS, the consummation of the Consent Solicitation is conditioned upon, among other things, the proposed amendments (the “Proposed Amendments”) to the Indenture set forth herein having been consented to by the Requisite Consents (and a supplemental indenture in respect thereof having been executed and delivered) with the effectiveness of such Proposed Amendments being subject to the acceptance of such consents immediately following the expiration date (as such term is defined in the Consent Solicitation) pursuant to the Consent Solicitation (the “Acceptance”);

WHEREAS, pursuant to the Consent Solicitation, the Company requested the consent of the Holders of Securities as of the Record Date to, among other things, (i) waive (the “Waiver”) any and all Defaults with respect to the Company’s noncompliance with the financial reporting and other requirements specified in Sections 3.2, 3.17 and 3.19 of the Indenture, including, without limitation, the Company’s failure to file its annual report on Form 10-K for the fiscal year ended December 31, 2004 and its quarterly report on Form 10-Q for the quarter ended March 31, 2005, and any Events of Default that may arise from such Defaults, in each case, which Defaults or Events of Defaults are in existence as of the Effective Time (as defined below); (ii) until December 31, 2005, suspend compliance with the financial reporting covenants and related delivery requirements specified in Sections 3.2, 3.17 and 3.19 of the Indenture to the extent such covenants relate to the financial reports, information, documents or statements to be provided, filed or made available for annual or quarterly periods ending before December 31, 2005; and (iii) amend Section 3.4(b) of the Indenture to provide that, at any time after June 30, 2006, if certain conditions are met, the Company may pay a cash dividend or distribution to, or purchase, acquire or redeem Capital Stock of the Company held by affiliates of J.P. Morgan Partners LLC and certain other existing direct and indirect stockholders of the Company or by any other Persons; and

WHEREAS, the Company has received and delivered to the Trustee the Requisite Consents to effect the Proposed Amendments and the Waiver under the Indenture and has delivered an Officers’ Certificate to the Trustee so certifying (together with a copy of the report from the tabulation and information agent for the Consent Solicitation).

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Securities as follows:

ARTICLE I

DEFINITIONS

1.1                               Defined Terms.

As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined.  The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

1.2                               Effective Time.

As used in this Supplemental Indenture, the term “Effective Time” shall be the time at which all of the conditions to the Consent Solicitation have been satisfied or waived by the Company, which shall be concurrent with the Acceptance.  The Company shall promptly give written notice to the Trustee of the Effective Time.

ARTICLE II

AMENDMENTS TO INDENTURE

2.1                               Amendments to Section 1.1.

Effective upon, and subject only to, the Acceptance, the provisions of Section 1.1 of the Indenture are amended by inserting the following defined terms in their respective correct alphabetical order:

“Additional Equity Investment” means at least $20.0 million in the aggregate in cash received by the Company in consideration for the sale by the Company to the Equity Investors of Qualified Stock pursuant to a purchase agreement to be entered into between the Company and the Equity Investors.

“Additional Interest Payments” means a cash interest amount which will accrue on the Accreted Value as of the end of the Company’s most recently completed fiscal quarter of the Securities from July 1, 2005 (or from the most recent date to which the Additional Interest Payments have been made) to (but not including) the earlier of the Restatement Date or the Default Notice Date at a rate of 1.00% per annum, to be computed on the basis of a 360-day year comprised of twelve 30-day months. The Additional Interest Payments shall be paid by the Company quarterly in arrears (i) on October 15, 2005 (for the quarter ended September 30, 2005) to the Holders of record as of the close of business on October 1, 2005, (ii) on January 15, 2006 (for the quarter ended December 31, 2005) to the Holders of record as of the close of business on January 1, 2006 and (iii) on the 15th day of the month following the end of each subsequent calendar quarter to the Holders of record as of the close of business on the first day immediately following the end of such quarter. The Company’s obligation to make Additional Interest Payments is in addition to its obligation to pay semiannual cash interest on the Securities commencing August 15, 2008 as specified in paragraph 1 of the Securities. It is expressly understood that the Additional Interest Payments shall not change the definition of the Accreted Value of the Securities.

The method of payment for such Additional Interest Payments shall be made in accordance with the same terms and provisions set forth in this Indenture and the Securities relating to the payment of cash interest on the Securities.

“Consent Fee” means a payment in cash to the tabulation agent appointed by the Company for such purpose for the benefit of the Consenting Noteholders equal to $1.75 for each $1,000 principal amount at maturity of the Securities for which consents were delivered by each such Consenting Noteholder and accepted by the Company.

“Consenting Noteholders” means the Persons in whose names Securities were registered in the Note Register on July 29, 2005 from whom properly executed, unrevoked Letters of Consent and Release were received on or prior to the expiration date in accordance with the Company’s Consent Solicitation Statement dated July 29, 2005 and the related Letter of Consent and Release.

“Consolidated Leverage Ratio”  means as of any date of determination, with respect to any Person, the ratio of (x)

Consolidated Total Debt on such date of determination to (y) the aggregate amount of Consolidated EBITDA for the period of four consecutive fiscal quarters ending prior to the date of determination for which financial statements are in existence; provided, however, that:

(1)                                  if since the beginning of such period such Person or any Restricted Subsidiary of such Person will have disposed of any company, division, diagnostic imaging center, operating unit, segment, business, group of related assets or line of business, the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period;

(2)                                  if since the beginning of such period such Person or any Restricted Subsidiary of such Person (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or another Person which becomes a Restricted Subsidiary or is merged with or into such Person) or an acquisition of assets, which constitutes all or substantially all of any company, division, diagnostic imaging center, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(3)                                  if since the beginning of such period another Person (that subsequently became a Restricted Subsidiary or was merged with or into such Person or any of its Restricted Subsidiaries since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness, made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (1) or (2) above if made by such Person or its Restricted Subsidiary during such period, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto as if such Incurrence, discharge, Asset Disposition or Investment or acquisition of assets occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of such Person. Any such pro forma calculations may include operating expense reductions for such period resulting from the acquisition which is being given pro forma effect that (a) would be permitted pursuant to Article 11 of

Regulation S-X under the Securities Act or (b) have been realized or for which the steps necessary for realization have been taken or are reasonably expected to be taken within six months following any such acquisition, including, but not limited to, the execution or termination of any contracts, the termination of any personnel or the closing (or approval by the Board of Directors of any closing) of any diagnostic imaging center or facility, as applicable, provided that such adjustments are set forth in an Officers’ Certificate signed by such Person’s Chief Financial Officer and another Officer which states (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers’ Certificate at the time of such execution and (iii) that any related Incurrence of Indebtedness is permitted pursuant to this Indenture. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of such Person, the interest rate shall be calculated by applying such optional rate chosen by such Person.

“Consolidated Total Debt” means, at any date, the aggregate principal amount of all Indebtedness, without duplication, of the Company and its Subsidiaries at such date, determined on a consolidated basis in accordance with GAAP, but excluding Indebtedness of the type described in (a) clause (3) of the definition thereof and, to the extent relating to clause (3), the types described in clauses (7) and (8) of the definition thereof unless such Indebtedness has been fully liquidated and is no longer a contingent obligation, (b) clause (9) of the definition thereof and (c) clause (10) of the definition thereof.

“Default Notice Date” means, if the Restatement Date has not occurred by the Waiver Expiration Date, the date that the Company receives a Notice of Default from the Trustee or the Holders of 25% or more in principal amount at maturity of the Securities relating to the failure to comply with Sections 3.2, 3.17 and/or 3.19 of the Indenture.

“Effective Time” means the date specified as the effective time for the First Supplemental Indenture by and between the Company and the Trustee.

“Equity Investors” means Affiliates and Related Persons of J.P. Morgan Partners LLC and certain other direct and indirect existing

stockholders of the Company who are party to that certain purchase agreement with the Company to be entered into as of August    , 2005, and their respective transferees, successors and assigns.

“Restatement Date” means the date that the Company has filed with the SEC its Annual Report on Form 10-K for the year ended December 31, 2004 and all other past due periodic reports required to be filed.

“Waiver Expiration Date” means December 31, 2005.

2.2                               Amendments to Section 3.2.

Effective upon, and subject only to, the Acceptance, the provisions of Section 3.2 of the Indenture are amended by deleting the text of such Section in its entirety and inserting in lieu thereof the following:

SECTION 3.2 SEC Reports.

SEC Reports. Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, the Company shall (except as provided in the third paragraph of this Section 3.2) file with the SEC, and make available to the Trustee and the registered Holders of the Securities, the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act within the time periods specified therein. In the event that the Company is not permitted to file such reports, documents and information with the SEC pursuant to the Exchange Act, the Company will nevertheless make available such Exchange Act information to the Trustee and the Holders of the Securities as if the Company were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within the time periods specified therein.

If the Unrestricted Subsidiaries of the Company, either individually or in the aggregate, would constitute a Significant Subsidiary (if such Subsidiaries were Restricted Subsidiaries), then the quarterly and annual reports referred to in the preceding paragraph shall include a Management’s Discussion and Analysis of Results of Operations and Financial Condition that describes, for the relevant period, the financial performance of the Company and its Restricted Subsidiaries.

Notwithstanding any other provision in this Section 3.2 or the Securities, from the Effective Time until the Waiver Expiration Date, and so long as (i) the Consenting Noteholders receive the

Consent Fee, (ii) the registered Holders as of the close of business on each of October 1, 2005 and January 1, 2006 receive the Additional Interest Payments on the Securities when the same becomes due and payable (as specified in the definition thereof) and (iii) the Company has received the Additional Equity Investment, the Company shall not be required to file with the SEC or make available the annual report and the other, information, documents and reports that the Company otherwise would have been required to file with the SEC or make available to the Trustee and the Holders of the Securities pursuant to this Section 3.2.

In addition to the foregoing, the Company will file with the SEC a Current Report on Form 8-K (a) not later than the 15th day after the end of each month beginning with the month of May 2005, selected financial and operational information consisting of the following: gross revenue, interest expense, scan volumes, existing center gross revenue and number of centers in operation, total outstanding indebtedness, cash bank balance and book balance (including outstanding checks) and amounts available for borrowing under the Senior Credit Agreement; (b) not later than the 45th day after the end of each month beginning with the month of May 2005, selected financial and operating information consisting of net revenue and capital expenditures; and (c) not later than the 45th day after the end of each month beginning with the month of September 2005, selected financial information consisting of operating cash flow; provided that notwithstanding the foregoing, the first Current Report on Form 8-K filing shall be made on or before July 29, 2005 and provided further that the Company’s  obligation to make the filings specified in this paragraph with the SEC shall cease upon the earlier of the Restatement Date and the Waiver Expiration Date.

2.3                               Amendments to Section 3.4(b).

Effective upon, and subject only to, the Acceptance, the provisions of Section 3.4(b) of the Indenture are amended by deleting the “and” after clause (14) thereof, (ii) deleting the “.” after clause (15) thereof and inserting a “;” in lieu thereof and (iii) inserting the following text in the correct numerical order:

(16)                            at any time after June 30, 2006, so long as the Consolidated Leverage Ratio (determined after giving effect to any Incurrence of Indebtedness used to finance such Restricted Payment) is not more than 5.1 to 1.0, (i) the declaration and payment of cash dividends or distributions to holders of the Company’s Capital Stock and/or (ii) the purchase, repurchase, redemption or other acquisition of Capital Stock of the Company held by the Equity Investors or by any other Persons, in the case of both clauses (i) and (ii), in an amount up to $10.0 million; provided, however, that such amount will be included in subsequent calculations of the amount of Restricted Payments.

ARTICLE III

WAIVER

3.1                               Waiver.

Effective upon, and subject to, the Acceptance, any Default or Event of Default under the Indenture then in existence as a result of the failure by the Company to comply with Sections 3.2, 3.17 and 3.19 of the Indenture and the consequences of any such Default or Event of Default shall be waived in accordance with Section 6.4 of the Indenture.

ARTICLE IV

MISCELLANEOUS

4.1                               Parties.

Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

4.2                               Governing Law.

This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

4.3                               Severability Clause.

In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

4.4                               Ratification of Indenture; Supplemental Indentures Part of Indenture.

Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.  This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby.  The recitals contained herein shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness.  The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture.

4.5                               Conflict with Trust Indenture Act.

If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act of 1939 (the “TIA”) that is required or deemed under the TIA to be part of and govern any provision of this Supplemental Indenture, such required or deemed provision of the TIA shall control. If any provision of this Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture.

4.6                               Successors.

All agreements of the Company in this Supplemental Indenture shall bind its successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

4.7                               Counterparts.

The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

4.8                               Headings.

The headings of the Articles and the Sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

WACHOVIA BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Charles S. Hodges
Name: Charles S. Hodges
Title: Vice President

MQ ASSOCIATES, INC.

By:	/s/ Donald C. Tomasso
Name: Donald C. Tomasso
Title: Interim Chief Executive Officer